UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: J.P. Morgan Series Trust II

3.	Securities and Exchange Commission File No.: 811-08212

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application            ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

270 Park Avenue

New York, New York 10017

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Elizabeth A. Davin

J.P. Morgan Investment Management Inc., OH1-1151

460 Polaris Parkway

Westerville, Ohio 43082

614-901-1370

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.3Ia-1, .31a-2):

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, New York 10017

800-480-4111

JPMorgan Distribution Services, Inc.

460 Polaris Parkway

Westerville, Ohio 43082

800-480-4111

JPMorgan Chase Bank, N.A.

270 Park Avenue

New York, New York 10017

800-480-4111

JPMorgan Funds Management, Inc.

460 Polaris Parkway

Westerville, Ohio 43082

800-480-4111

Boston Financial Data Services, Inc.

2000 Crown Colony Drive

Quincy, Massachusetts 02169

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9. Sub classification if the fund is a management company (check only one):

☒ Open-end             ☐ Closed-end

9.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

10.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, New York 10017

11.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

JPMorgan Distribution Services, Inc.

460 Polaris Parkway

Westerville, Ohio 43082

12.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒ Yes             ☐ No

If Yes, for each UIT state Name, File Number and Business Address:

AIG Life Insurance Company

Variable Account II

2727 A-Allen Pkwy

Houston, TX 77019

811-04867

Allianz Life of NY Variable Account C

5701 Golden Hills Dr

Minneapolis, MN 55416-1297

811-05716

America Enterprise Variable Life Account

222 AMPF Financial Center

Minneapolis, MN 55474-0001

811-09515

American Equity Life Annuity Account

PO Box 71216

Clive, IA 50325-0216

811-08663

American General Life Insurance Company

Separate Account VL-R

PO Box 1891

Houston, TX 77251-1591

811-08561

American International Life Assurance Company of NY

Variable Account B

2727 A-Allen Pkwy

Houston, TX 77019-2115

811-04865

Columbus Life Insurance Co Separate Account 1

400 E Fourth St

Cincinnati, OH 45202-3302

811-09337

Country Investors Variable Annuity Account

5400 University Ave

W Des Moines, IA 50266-5950

811-21330

Equitrust Life Annuity Account

5400 University Ave

W Des Moines, IA 50266-5950

811-08665

Farm Bureau Life Annuity Account

5400 University Ave

W Des Moines, IA 50266-5950

811-07974

General American Separate 11

Mail Code B1-08

13045 Tesson Ferry Rd

St. Louis, MO 63128-3407

811-04901

Genworth Life and Annuity VA Separate Account 1

6610 W Broad St

Richmond, VA 23230-1702

811-05343

Genworth Life of New York VA Separate Account 1

6620 W Broad St, Bldg 3 Fl 5

Richmond, VA 23230-1702

811-08475

Hartford Life Insurance Company

COLI Separate Account IV

PO Box 2999

Hartford, CT 06104-2999

811-08860

Horace Mann Life Insurance Co Separate Account

1 Horace Mann Plaza

Springfield, IL 62715-0002

811-01343

ICMG Registered Variable Life Separate Account

PO Box 2999

Hartford, CT 06104-2999

811-08913

Integrity Life Insurance Co Separate Account Ten

400 Broadway St

Cincinnati, OH 45202-3312

811-08645

Kansas City Life Variable Annuity Separate Account

PO Box 219139

Kansas City, MO 64121-9139

811-08994

Lincoln Benefit Life Variable Annuity Account

Allstate Financial

544 Lakeview Parkway

Vernon Hill, IL 60061-1826

811-07924

Lincoln Life Flexible Premium Variable Life Account JF-C

1300 S Clinton St

MSC 2H-17

Fort Wayne, IN 46802-3506

811-08230

Midland National Life Separate Account C

PO Box 79907

Des Moines, IA 50325-0907

811-07772

Modern Woodmen of America Variable Account

5400 University Ave

W Des Moines, IA 50266-5950

811-10497

National Variable Life Insurance Account

1 National Life Dr

Montpelier, VT 05604-0001

811-09044

National Security Variable Account L

For the benefit of its separate accounts

1 Financial Way

Cincinnati, OH 45242-5851

811-10621

Nationwide Life and Annuity Insurance Company

NWPP

PO Box 182029

Columbus, OH 43218-2029

811-07908

Nationwide Life and Annuity Insurance Company

NWVA-B

PO Box 182029

Columbus, OH 43218-2029

811-06399

Nationwide Life Insurance Company

NWVA9

PO Box 182029

Columbus, OH 43218-2029

811-08241

Nationwide Life Insurance Company

NWVA8

PO Box 182029

Columbus, OH 43218-2029

811-07357

Nationwide Life Insurance Company

NWVAII

PO Box 182029

Columbus, OH 43218-2029

811-03330

Ohio National Variable Account B

One Financial Way

Cincinnati, OH 45242-5851

811-01979

Principal Life Insurance Co Variable Life Separate Account

711 High St G-012-S41

Des Moines, IA 50392-9992

811-05118

Protective Acquired Variable Annuity Separate Account

1 SW Security Benefit Pl

Topeka, KS 66636-1000

811-21372

Prudential Variable Contract Account GI2

Prudential Insurance Co of America

290 West Mt Pleasant Ave

Livingston, NJ 07039-2729

811-07545

Separate Account I of National Integrity Life Insurance Company

400 Broadway St

Cincinnati, OH 45202-3312

811-04846

Separate Account II of National Integrity Life Insurance Company

400 Broadway St

Cincinnati, OH 45202-3312

811-07132

Sun Life of Canada US Variable Account F

VA Retirement Products and Services

PO Box 9134

Wellesley Hills, MA 02481-9134

811-05846

Sun Life of Canada US Variable Account G

One Sun Life Executive Park SC2145

Wellesley Hills, MA 02481-5615

811-07837

Symetra Separate Account SL

777 108th Ave NE, Ste 1200

Bellevue, WA 98004-5135

811-04909

Transamerica Financial Life

NY Variable Annuity Separate Account VA BNY

4333 Edgewood Rd NE

Cedar Rapids, IA 52499-0002

Transamerica Financial Life

NY Variable Annuity Separate Account VA BNY

FMG Accts MS-4410

4333 Edgewood Rd NE

Cedar Rapids, IA 52499-0002

811-10167

Transamerica Financial Life

NY Variable Annuity Separate Account VA BNY

FMG Accts MS-4410

4333 Edgewood Rd NE

Cedar Rapids, IA 52499-0002

811-10219

Transamerica Financial Life

NY Variable Annuity Separate Account VA BNY

FMG Accts MS-4410

4333 Edgewood Rd NE

Cedar Rapids, IA 52499-0002

811-10577

The United States Life Insurance Company in the City of New York

Separate Account USL VL-R

PO Box 1591

Houston, TX 77251-1591

811-09359

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes             ☐ No

If Yes, state the date on which the board vote took place: November 10, 2008

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes             ☐ No

If Yes, state the date on which the shareholder vote took place: April 1, 2009

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes             ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 24, 2009

(b)	Were the distributions made on the basis of net assets?

☒ Yes            ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes             ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes             ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes             ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes             ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes             ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes            ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes             ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes             ☒ No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $255,900

(ii) Accounting expenses: $186,465

(iii) Other expenses (list and identify separately):

Proxy Solicitation and Tabulation:	$71,231
Consulting Fees:	$1,935
Printing Costs:	$120,246
Postage Costs:	$14,705
Other:	$663

(iv) Total expenses (sum of lines (i)-(iii) above): $651,145

(b)	How were those expenses allocated? Depending on the timing of the expenses as explained below, all expenses described in Item 22(a) were initially allocated to the Trust’s series (each, a “Portfolio”) or to the acquiring portfolios. After fee waivers and/or expense reimbursements, the investment adviser and administrator for the Portfolios, J.P. Morgan Investment Management Inc. (“JPMIM”) and JPMorgan Funds Management, Inc. (“JPMFM”), respectively, or the investment advisers and administrator for the acquiring portfolios, JPMorgan Investment Advisors Inc. (“JPMIA”) through December 31, 2009 and JPMIM beginning January 1, 2010 and JPMFM, respectively, were responsible for all such expenses. To the extent that expenses for the Trust’s merger were incurred and paid prior to the merger, such expenses were paid by the applicable Portfolio and then that Portfolio was made whole first through fee waivers by JPMFM and then by reimbursements from JPMIM. To the extent that any expenses remained after the completion of the merger, JPMFM, JPMIA and JPMIM waived fees in order to reimburse the acquiring portfolios. If there were any remaining expenses after such fee waivers, JPMIA was responsible for reimbursing the acquiring portfolios for such expenses.

(c)	Who paid those expenses?

Prior to waivers and reimbursements, the Portfolios (and their acquiring portfolios) as listed below incurred and paid the following merger expenses:

	JPMorgan Bond Portfolio (JPMorgan Insurance Trust Core Bond Portfolio)	JPMorgan International Equity Portfolio (JPMorgan Insurance Trust International Equity Portfolio)	JPMorgan Mid Cap Value Portfolio (JPMorgan Insurance Trust Mid Cap Value Portfolio)	JPMorgan Small Company Portfolio (JPMorgan Insurance Trust Small Cap Core Portfolio)	JPMorgan U.S. Large Cap Core Equity Portfolio (JPMorgan Insurance Trust U.S. Equity Portfolio)
Merger Expenses	$76,369	$143,514	$144,901	$143,121	$143,240

JPMIM, JPMIA and JPMFM waived their fees or reimbursed the Portfolios (or the acquiring portfolios) as follows:

	Bond Portfolio (JPMorgan Insurance Trust Core Bond Portfolio)	International Equity Portfolio (JPMorgan Insurance Trust International Equity Portfolio)	Mid Cap Value Portfolio (JPMorgan Insurance Trust Mid Cap Value Portfolio)	Small Company Portfolio (JPMorgan Insurance Trust Small Cap Core Portfolio)	U.S. Large Cap Core Equity Portfolio (JPMorgan Insurance Trust U.S. Equity Portfolio)
Pre merger waivers:
JPMFM	$33,968	$6,601	$37,960	$20,280	$74,888
Post merger waivers and reimbursements:
JPMIA	$29,706	$124,218	$94,246	$110,146	$55,657
JPMIM	$12,695	$12,695	$12,695	$12,695	$12,695

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes             ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes            ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes            ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger: JPMorgan Insurance Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-7874

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 333-156375, Registration Statement on Form N-14, initially filed December 22, 2008; Post-Effective Amendment No. 1 to the Registration Statement on Form N-14, filed May 4, 2009.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the J. P. Morgan Series Trust II, (ii) he or she is the Assistant Secretary of J.P. Morgan Series Trust II and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary